UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41225

VIZSLA SILVER CORP.

(Registrant)

Suite 1723, 595 Burrard Street

Vancouver, British Columbia V7X 1J1 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.
(Registrant)

Date: October 16, 2024	By	/s/ Michael Konnert
Michael Konnert
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report dated September 9, 2024
99.2	Material Change Report dated September 13, 2024
99.3	Material Change Report dated September 16, 2024
99.4	Material Change Report dated September 27, 2024
99.5	Material Change Report dated September 27, 2024